Exhibit 99.1

(1) 2007 ratio includes hybrid instruments as the definition of CET1 ratio did not exist under the previous Basel regime DB Group: A materially safer and more secure institution In EUR bn, unless stated otherwise 2007 1Q 2018 Liquidity reserves 65 279 Level 3 assets 88 22 Total assets (IFRS) 2,020 1,478 Most stable funding (% of funded balance sheet) 30% 73% 8.6%(1) CET 1 capital ratio 13.4% Tier 1 capital 28 56

DB Group: Market risk at historically low levels In EUR m, unless stated otherwise (1) VaR converted to 1 day, 99% confidence interval. DB’s VaR numbers are at CB&S level for 2015, at GM level from January 2016, and at CIB level from May 2017 onwards (2) Group level VaR for GS and CS; Trading VaR for JPM, MS, Citi, BofA and UBS Average Value-at-Risk (VaR)(1) Q1 2018 VaR versus peers(2)

Loan loss provisions as a % of gross loans, in bps as of 31 March 2018 DB Group: Best-in-class credit risk 4.74x Net credit loss provisions versus peers, in bps 19 DB 2017 96 Peak 39 2007-17 Avg. 68 US peers 574 179 13

DB Group: Shifting towards a more stable revenue base PCB and DWS to execute on communicated strategies Delivering on PCB and DWS 1 Corporate & Investment Bank to adapt to changed market conditions and focus on core strengths Re-shaping CIB 2 Reducing cost Cut costs further through a series of tactical and strategic measures 3 By 2021, ~65% of revenues are expected to come from stable businesses of PCB, DWS and GTB Shifting towards more stable revenue profile 4 Our strategic priorities

1 PCB: Delivering in the Private & Commercial Bank

		Key initiatives and achievements	Targeted synergies	Objective
PCC Germany	Private Clients	— Further branch rationalization / product offer consolidation	2022 run-rate EUR 0.9 bn, >50% by 2020 EUR 1.9[1] bn investment	CIR <65%
	Commercial Clients	— Increase cross-sell and grow lending volumes in core segments		
	Digitali-sation	— Combine DB / PB digital programs		
	One Bank & Finance	— Integrated funding & liquidity strategy		
	One Platform	— Single IT platform with integrated operations		
PCC International		— Portugal & Poland: Sale agreements reached — Italy & Spain: Refocused strategy		
Wealth Management		— Consolidation of booking centers, finalise Sal. Oppenheim integration — Strategic hiring worldwide with focus on APAC and EMEA		

(1) Includes EUR 800 m of restructuring & severance (2) Internal full-time equivalents (FTE)

Deutsche Bank
Investor Relations
DB Global Financial Services Conference, 29 May 2018
5

1 DWS: Delivering in DWS

Well diversified assets

2017 AuM: EUR 700 bn



Cash
8%
Active multi-asset
8%
Active SQI(1)
9%
Alternatives
10%
Active equity
13%
Passive
17%
Active fixed income
34%

Strong investment performance

% of DWS funds outperforming benchmarks(2)



68%
74%
78%
1 Year
3 Year
5 Year

Medium-term financial targets



2017
Medium-term targets
Net flows(3)
2.3%
3% to 5%
Management fee margin
31.5 bps
≥30bps
Adjusted cost / income ratio(4)
70%
<65%

(1) SQI – Systematic & Quant investments (2) Aggregate asset-weighted gross outperformance of Active and Alternatives products that have benchmark spreads available over respective periods (Active and Liquid Real Assets as of Mar 31, 2018 and Direct Real Estate and Other Alternatives as of Dec 31, 2017) (3) Net flows as a % of beginning of period Assets under Management (4) DWS stand-alone adjusted ratio. For 2017, DWS net revenues were adjusted by EUR (52)m reflecting the valuation impact from HETA and an insurance recovery while noninterest expenses were adjusted by EUR 16m related to the settlement of a litigation. On a reported basis, the DWS cost/income ratio was 69% in 2017. DWS figures differ from DB AM segment figures as a result of sold and discontinued businesses (2017: revenues EUR (53)m, noninterest expenses EUR 60m) and other perimeter adjustments (2017: revenues EUR 29m, noninterest expenses EUR 20m) incl. treasury allocations and infrastructure services and functions. The reported AM segment cost/income ratio was 71% in 2017

Deutsche Bank
Investor Relations

DB Global Financial Services Conference, 29 May 2018

6

CIB: Shifting the Corporate & Investment Bank to its core strengths Scaled global payments infrastructure #1 global Euro clearer(1) Leading FX capability Top 3 in global FX(2) Excellent debt financing capabilities Top 3 in global structured finance(2) Leading global platform in structured equities / financing Top 5 global prime finance(2) Leading Trade finance platform Top 3 European trade finance provider(3) Strategic intent … … in line with core strengths Focus on strategic advice within industries and segments that align with our core European and multi-national client base Focus on underwriting and financing products in which we occupy a leadership position Be a leading institution in Europe while leveraging our core market product strengths globally Focus on strength of Global Transaction Bank 2 Source: SWIFT (2) Source: Coalition(based on DB’s internal product taxonomy) (3) Source: Oliver Wyman Transaction Banking Benchmarking 2017

CIB: Reshaping the Corporate & Investment Bank Cut leverage exposure by 10% or ~ EUR 100bn by end of 2019, with the majority completed in 2018 Decrease adjusted costs by more than ~ EUR 1bn by 2019 2 Sharpen focus in Equities Sales & Trading Deepen existing, profitable client relationships Optimize high-touch service model Reduce leverage exposure in global prime finance Reduce our cost to serve through modernization of platform Optimise Origination & Advisory Remain a relevant strategic advisor, but with focus on global industry expertise whose activities closely align with the strengths of the German and European economy Reduce commitment to sectors in the US & Asia with limited cross-border activity Pivot to strengths in FIC Emphasize core strengths in financing and treasury solutions, which are most important for our European and multi-national clients Remain committed to trading in products including Credit, Foreign Exchange and European Rates Scale back our activities in US Rates trading, while selectively investing in our U.S. credit franchise Details on following slide Strategic intent

CIB: Sharpening focus in Equities Sales & Trading 25% headcount reduction in Equities in 2018 with accompanying cuts to infrastructure 25% (EUR 50 bn) reduction in Prime Finance balances 2 Global Equity Trading Optimisation of high-touch service model with significant headcount reduction Focus on growth in electronic, with greater focus in EMEA Reducing cost to serve through platform automation Global Equity Derivatives Consolidate leading position in Europe Establish European business as a global hub for regional activity Focus on growth in structured products Global Prime Finance Streamline headcount in Europe while maintaining leading position Material balance sheet reduction through repricing and collateral optimization Strategic intent

CIB: A resilient franchise 2 Global Transaction Banking FIC Sales & Trading Origination & Advisory Equities Sales & Trading DB market share 2019 vs 2017 Market outlook Interest rates (US / EU) Global trade volumes Higher Volatility Interest rate level & divergence (US / EU) Cont. demand for fin. products Solid economic outlook Continued demand for financing products Higher volatility Economic outlook supporting Equity prices DB positioning and intent Build on strengths in Cash (global # 1 in euro clearing)(1) and  #2 in export finance in Europe(2) Expected upside from interest rate environment Recovery from difficult environment in 2017 Continued investment in technology in FX Invest in capabilities to support continued strong demand for financing/Credit products Low 2017 US Rates baseline, EU business expected to benefit from int. rate divergence Build on leading positions in Germany and Europe Strengths in LDCM and DCM Concentration on specific priority sectors to enable focus coverage and investments Optimised model to result in a stable / steady state for the new business perimeter Recovery of derivatives vs 2017 idiosyncratic losses Prime Finance expected to deliver solid revenue baseline Source: SWIFT (2) Source: Oliver Wyman Transaction Banking Benchmarking 2017 Fee pool 2019 vs 2017 DB rev. expect. 2019 vs 2017

DB Group: Reducing costs In EUR bn, unless stated otherwise (1) Adj. costs are calculated by deducting from noninterest expenses under IFRS (i) impairment of goodwill and other intangible assets, (ii) litigation, (iii) policyholder benefits and claims and (iv) restructuring & severance 3 Adjusted costs(1)

DB Group: Making progress on strategic cost initiatives In EUR bn, unless stated otherwise 3 Implement hiring freeze in functions above year-end expense target People costs Technology costs Cost of controls Manage inflation in DB compensation Wave 1 focus on the KYC process Simplification of divisional policies & governance Streamline processes Activity based costing (ABC) rollout across the bank Demand based cost allocation model being rolled out in 2018 Controls being put in place to align service supply with user demand Institutionalise demand based cost management Deep dive underway in Risk and Finance to remove overlaps in control and operational activities Removal / re-housing of overlapping control and operational activities Manage the cost of risk controls Move out of city centres, improve utilization to reduce # workpoints Rationalisation of parking / food subsidies, transport, security costs Re-negotiation of vendor contracts; more flexibility in regional policies External spend Optimise real estate spend Tighter governance of business demand for consulting, expert opinions Rationalisation of controllable costs e.g. market data, telecom, events Tighter management of legal charges from vendors and disciplined reimbursement processes in client situations Control spend on non IT / real estate services Vendor consolidation and annual re-tendering of renewals Enforce contractor offboarding after 18/30 months (based on region) Tighter review of business demands and pricing guidelines Rationalise spend on IT vendors - externals, services, software

DB Group: Reducing headcount In thousand <90 3 Full-time equivalents

Ø DB Group: Shifting towards a more stable revenue profile In EUR bn Corporate & Investment Bank (ex. GTB) Global Transaction Banking (GTB) Private & Commercial Bank and DWS Stable businesses as a % of group revenues: 41% 56% ~65% Note: 2007 as reported in 2007 structure 4 Net revenues

Cautionary statements This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 16 March 2018 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.db.com/ir. This presentation also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this presentation, refer to the Q1 2018 Financial Data Supplement, which is accompanying this presentation and available at www.db.com/ir.